Exhibit 21.1

List of Subsidiaries of

HeartCore Enterprises, Inc.

Entity Name	Place of Organization

HeartCore Financial, Inc.	Delaware
HeartCore Financial, Inc. – Japan Branch Office	Japan
Higgs Field Co., Ltd.	Japan
Sigmaways, Inc.	California
Sigmaways Technologies Ltd.	Canada
Sigmaways B.V.	Netherlands
HeartCore Luvina Vietnam Company Limited	Vietnam